UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       January 2004

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated January 21, 2004 (1)

2.

News Release dated January 21, 2004 (2)

3.

News Release dated January 28, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated: January 29, 2004            Signed: /s/ Christopher Dyakowski

                                                                        Christopher Dyakowski,

                                                                         Director

SAN TELMO ENERGY LTD. CORPORATE UPDATE

VANCOUVER, B.C., January 21, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF;

TSX-V: STU) announces a non-brokered private placement for proceeds of $500,000. The placement is for 379,000 units at a price of $1.32 per unit. Each private placement unit will consist of one common share and one half common share purchase warrant. The warrants will be exercisable at a price of $2.00 for a period of one year. There is a finder’s fee payable in connection with this placement.

The proceeds of this placement will be used for the completion and tie-in for production of San Telmo’s recently announced oil and gas discoveries at McLeod, Gordondale and Teepee Creek and for general corporate purposes.

The private placement is subject to approval by the TSX Venture Exchange.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ANNOUNCES GAS DISCOVERY AT TEEPEE CREEK

VANCOUVER, B.C., January 21, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce the test results from a well located on the Peace River Arch (Teepee Creek). The Company has a 100% working interest in this well.

An 86 hour production test was conducted on the Teepee Creek well. During testing, the well flowed at a maximum rate of 2.0 million cubic feet of gas per day (mmcfd). This is the equivalent of 333 barrels of oil equivalent per day (boe/d) at a 6:1 conversion.

The stabilized flow rate on a 3/8 (9.53 mm) choke during the test was 1.3 mmcfd, which equates to 217 boe/d at a 6:1 conversion. Total gas production during the flow period was 5.72 million cubic feet of gas.

Preproduction planning at Teepee Creek is underway, with pipeline route planning,

surveying and construction expected to begin in the coming weeks.

“Teepee Creek represents our third successful well test in the last four months and gives us a 100% success rate on wells drilled over that same period,” said Chris Dyakowski, Chief Financial Officer for San Telmo. “We expect this well, and our wells at Gordondale and McLeod, to provide the company with considerable cash flow beginning next month.  San Telmo will direct this revenue to fund ongoing development locations planned for Peace River Arch and at Gordondale as previously announced.”

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY ENTERS INTO LONG COULEE JOINT VENTURE

VANCOUVER, B.C., January 28, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has entered into a joint venture exploration program in the Long Coulee area of Southern Alberta. San Telmo will earn a 50% working interest in the Long Coulee joint venture.

The Long Coulee well target depth is approximately 1,200 meters and potential reserves are estimated at two billion cubic feet of natural gas. The play is targeting a thick Ellerslie channel sand accumulation that has historically been a prolific producer in the area. The Long Coulee area offers low risk exploration potential, year round access, shallow well depths and nearby infrastructure. It is expected that San Telmo Energy and its partners will commence drilling operations at the Long Coulee prospect before spring break-up.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.